SenesTech, Inc.
13430 North Dysart Road, Suite 105

Surprise, Arizona 85379

July 16, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.

Washington, DC 20549

Attention: Margaret Sawicki

Re:	SenesTech, Inc. Registration Statement on Form S-3 File No. 333-288638

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SenesTech, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern time, on Friday, July 18, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Greenberg Traurig, LLP, by calling Katherine A. Beck at (602) 445-8349 or, in her absence, Brian H. Blaney at (602) 445-8322.

The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

SENESTECH, INC.

By:	/s/ Thomas C. Chesterman
Name:	Thomas C. Chesterman
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary